Exhibit 99.1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited, expressed in Canadian dollars)

	March 31,	December 31,
($000s)	2017	2016

ASSETS
Current assets
Accounts receivable (note 13)	$35,084	$39,227
Current portion of loan receivable (note 13)	15,419	6,225
Deposits and prepaid expenses	8,115	5,205
Marketable securities (note 13)	4,278	4,322
Current portion of risk management asset (note 13)	7,151	-
	70,047	54,979

Risk management asset (note 13)	8,095	445
Loan receivable (note 13)	-	8,775
Deferred taxes (note 9)	59,190	63,713
Exploration and evaluation assets (note 3)	30,371	29,246
Property, plant and equipment (note 4)	1,318,430	1,296,572
Total assets	$1,486,133	$1,453,730

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$95,194	$77,334
Advances from partners	879	1,361
Current portion of other deferred liabilities (note 6)	7,818	7,899
Current portion of deferred capital obligation	17,745	18,165
Current portion of risk management liability (note 13)	-	13,936
Current portion of bank debt (note 5)	41,466	19,143
	163,102	137,838

Convertible Debentures (liability component) (note 5)	37,889	37,420
Senior Notes (note 5)	322,845	324,691
Risk management liability (note 13)	364	2,646
Other deferred liabilities (note 6)	19,265	21,148
Deferred capital obligation	934	3,725
Decommissioning liabilities	64,232	62,844
Total liabilities	608,631	590,312

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 7)	1,068,087	1,068,084
Convertible Debentures (equity component) (note 5)	7,818	7,818
Contributed surplus	55,450	54,418
Retained earnings (deficit)	(253,853)	(266,902)
Total shareholders’ equity	877,502	863,418
Total liabilities and shareholders’ equity	$1,486,133	$1,453,730

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s, except per share amounts)	2017	2016

REVENUES
Petroleum and natural gas sales	$65,134	$50,834
Royalties	(7,391)	(3,396)
Other income	890	4,324
Total revenues net of royalties	58,633	51,762

Realized gain (loss) on commodity contracts	3,090	6,237
Unrealized gain (loss) on commodity contracts	31,829	24,458
Revenues net of royalties and financial instrument commodity contracts	93,552	82,457

EXPENSES
Production	29,317	25,782
Transportation	3,233	3,226
General and administrative	6,037	4,522
Loss on marketable securities	43	-
Share-based compensation (note 8)	496	191
Depletion and depreciation (note 4)	28,837	37,591
(Gain) loss on property dispositions and swaps	7	(4,036)
	67,970	67,276

NET PROFIT BEFORE FINANCE AND TAXES	25,582	15,181

Finance expenses (note 10)	9,713	12,658
Realized (gain) loss on foreign exchange (note 11)	2	18
Unrealized (gain) loss on foreign exchange (note 11)	(1,705)	(17,697)

NET PROFIT BEFORE TAXES	17,572	20,202

TAXES
Deferred tax expense (recovery) (note 9)	4,523	855

NET PROFIT AND COMPREHENSIVE INCOME	$13,049	$19,347

Net profit per share (note 12)
Basic	$0.05	$0.10
Diluted	$0.05	$0.10

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	2

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s)	2017	2016

SHAREHOLDERS’ CAPITAL (note 7)
Common shares (note 7)
Balance, beginning of period	$1,068,084	$1,000,100
Share issue costs on equity issue, net of tax effect	3	-
Balance, end of period	1,068,087	1,000,100

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 5)
Balance, beginning of period	7,818	-
Balance, end of period	7,818	-

CONTRIBUTED SURPLUS
Balance, beginning of period	54,418	50,706
Share-based compensation expense	1,098	1,371
Adjustment of share-based compensation expense for forfeitures of unvested share options	(66)	(628)
Balance, end of period	55,450	51,449

RETAINED EARNINGS (DEFICIT)
Balance, beginning of period	(266,902)	(240,234)
Net profit	13,049	19,347
Balance, end of period	(253,853)	(220,887)

TOTAL SHAREHOLDERS’ EQUITY	$877,502	$830,662

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	3

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s)	2017	2016

Cash provided from (used in):

Cash flow from (USED IN) operating activities
Net profit	$13,049	$19,347
Adjustments for:
Depletion and depreciation (note 4)	28,837	37,591
(Gain) loss on dispositions	7	(4,036)
Accretion on decommissioning obligations	313	428
Effective interest on Senior Notes	688	655
Effective interest on Convertible Debentures	469	-
Share-based compensation (note 8)	496	191
Unrealized (gain) loss on commodity contracts	(31,829)	(24,458)
Unrealized foreign exchange (gain) loss (note 11)	(1,705)	(17,697)
Loss on marketable securities	43	-
Deferred tax expense (recovery) (note 9)	4,523	855
Decommissioning costs incurred	(602)	(851)
Change in non-cash working capital (note 14)	(6,031)	(1,692)
	8,258	10,333

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Share capital issue costs (note 7)	4	-
Issuance of Senior Notes, net of issue costs (note 5)	-	(55)
Advances from loans and borrowings	98,071	475,251
Repayment of loans and borrowings	(75,748)	(457,324)
Financing obligations	(1,879)	(392)
Deferred lease inducements	(85)	(85)
Deferred capital obligations	(3,211)	-
Change in non-cash working capital (note 14)	5,841	7,241
	22,993	24,636

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets (note 3)	(1,174)	(798)
Net additions to property, plant and equipment (note 4)	(48,638)	(28,254)
Proceeds on sale of property, plant and equipment	-	125
Change in non-cash working capital (note 14)	18,561	(6,042)
	(31,251)	(34,969)

Change in cash	-	-

Cash, beginning of period	-	-

Cash, end of period	$-	$-

Cash paid:
Interest	$2,328	$3,746

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on May 9, 2017. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2016, available at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

b.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2016.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2015	$87,919
Additions	2,349
Dispositions	(31,176)
Transfer to oil and natural gas properties	(29,846)
Balance, December 31, 2016	29,246
Additions	1,174
Transfer to oil and natural gas properties	(49)
Balance, March 31, 2017	$30,371

Exploration and evaluation (“E&E”) assets consist of Bellatrix’s exploration projects which are pending the determination of proved or probable reserves and production. Additions represent Bellatrix’s share of costs incurred on E&E assets during the quarter.

Bellatrix Exploration Ltd.	5

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Cost
Balance, December 31, 2015	$2,565,698	$105,035	$26,190	$2,696,923
Additions	61,002	9,590	230	70,822
Acquisition	29,735	-	-	29,735
Transfer from exploration and evaluation assets	29,846	-	-	29,846
Joint venture wells	6,687	-	-	6,687
Disposals	(658,014)	(58,565)	-	(716,579)
Balance, December 31, 2016	2,034,954	56,060	26,420	2,117,434
Additions	42,197	2,720	118	45,035
Transfer from exploration and evaluation assets	49	-	-	49
Assets to be transferred	5,611	-	-	5,611
Balance, March 31, 2017	$2,082,811	$58,780	$26,538	$2,168,129

Accumulated Depletion, Depreciation and Impairment (Reversal)
Balance, December 31, 2015	$1,211,214	$1,829	$9,031	$1,222,074
Charge for time period	131,468	1,862	3,188	136,518
Disposals	(272,026)	(1,704)	-	(273,730)
Impairment (reversal)	(264,000)	-	-	(264,000)
Balance, December 31, 2016	806,656	1,987	12,219	820,862
Charge for time period	27,855	281	701	28,837
Balance, March 31, 2017	$834,511	$2,268	$12,920	$849,699

Carrying Amounts
At December 31, 2016	$1,228,298	$54,073	$14,201	$1,296,572
At March 31, 2017	$1,248,300	$56,512	$13,618	$1,318,430

Bellatrix has included $0.92 billion (2016: $1.12 billion) for future development costs and excluded $46.4 million (2016: $76.1 million) for estimated salvage from the depletion calculation for the three months ended March 31, 2017. Operated facilities includes capital associated with Phase 1 of the Alder Flats Plant, as well as capital associated with Phase 2 and related infrastructure. Costs of facilities under construction of $30.4 million related to Phase 2 of the Alder Flats Plant were excluded from depreciation calculations for the three months ended March 31, 2017.

Subsequent to the first quarter of 2017, Bellatrix closed an agreement to complete the construction of, and transfer to a third party midstream company, certain production facilities and infrastructure in exchange for proceeds of $20 million. Capital expenditures of $5.6 million were incurred in the first quarter 2017 and will be transferred under the agreement to the third party midstream company in the second quarter of 2017. Under the terms of the arrangement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.

For the three months ended March 31, 2017, the Company capitalized $2.4 million (2016: $2.4 million) of general and administrative expenses and $0.3 million (2016: $0.2 million) of share-based compensation expense directly related to exploration and development activities.

5.	DEBT

($000s)	March 31, 2017	December 31, 2016
Current bank debt	$41,466	$19,143
Convertible Debentures (liability component)	37,889	37,420
Senior Notes (mature on May 15, 2020)	322,845	324,691
Debt	$402,200	$381,254

Bellatrix Exploration Ltd.	6

Bank Debt

At March 31, 2017, the Company had $41.5 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”) at a weighted average interest rate of 4.45%. As at March 31, 2017, the Company’s Credit Facilities were available on an extendible revolving term basis and consisted of a $100 million facility provided by nine financial institutions, subject to a borrowing base test. The maturity date of the Credit Facilities was October 1, 2017 as at March 31, 2017. Subsequent to March 31, 2017, Bellatrix entered into a new syndicated revolving credit facility agreement provided by four financial institutions increasing the borrowing base of the Credit Facilities to $120 million. Under the amended and restated terms, the Credit Facilities are available on an extendible revolving term basis and consists of a $25 million operated facility and a $95 million syndicated facility. Under the amended and restated terms, the Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which will be subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in November 2017.

The Credit Facilities bear interest at a floating rate, for the three months ended March 31, 2017 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.45%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

Convertible Debentures

At March 31, 2017 Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021. Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture agreement). The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

($000s)	Liability Component	Equity Component
Balance, December 31, 2015	$-	$-
Issuance of Convertible Debentures	38,540	11,460
Issue costs	(1,842)	(548)
Deferred income tax liability	-	(3,094)
Effective interest on Convertible Debentures	722	-
Balance, December 31, 2016	$37,420	$7,818
Effective interest on Convertible Debentures	469	-
Balance, March 31, 2017	$37,889	$7,818

Senior Notes

At March 31, 2017, the Company had outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

Bellatrix Exploration Ltd.	7

($000s)	Amount
Balance, December 31, 2015	$332,024
Unrealized foreign exchange loss(1) (2)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	$324,691
Unrealized foreign exchange loss(1) (2)	(2,534)
Amortization of discount and debt issue costs	688
Balance, March 31, 2017	$322,845

(1) Exchange rate (CDN$/US$1.00) at March 31, 2017 was 1.3322 (December 31, 2016: 1.3427).

(2) Amount does not include unrealized loss on foreign exchange contracts of $0.8 million (December 31, 2016: $2.0 million), refer to note 11.

Covenants

At March 31, 2017, the Credit Facilities contained a single financial covenant, which required that the Company would not permit its ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period to exceed a specified amount (the “Senior Debt Covenant”). Specifically, as at March 31, 2017 the Senior Debt Covenant required that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times. Under the amended and restated terms of the Credit Facilities, the maximum Senior Debt to EBITDA ratio has been reduced to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition).

The Senior Notes do not contain any financial covenants but contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and the Senior Notes, and the Company’s compliance therewith as at March 31, 2017:

	Covenant as at March 31, 2017	Position at March 31, 2017
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.50x	1.81x

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage (3)	2.25x	1.71x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at March 31, 2017 was $122.6 million.

(2) EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended March 31, 2017 was $67.7 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges).   For the trailing twelve months ended March 31, 2017, fixed charges were $41.1 million and consolidated cash flow was $70.3 million.

As at March 31, 2017, total outstanding letters of credit were $12.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.

Bellatrix Exploration Ltd.	8

6.	OTHER DEFERRED LIABILITIES

($000s)	March 31, 2017	December 31, 2016
Deferred liabilities (current)
Current portion of finance lease obligation	$1,458	$1,539
Current portion of deferred lease inducements	340	340
Current portion of deferred financing obligations (1)	6,020	6,020
Current portion of other deferred liabilities	$7,818	$7,899

Deferred liabilities (long term)
Finance lease obligation	$6,597	$6,890
Deferred lease inducements	1,962	2,047
Deferred financing obligations (1)	-	1,505
Deferred gain (1)	10,706	10,706
Other deferred liabilities	$19,265	$21,148

(1) Bellatrix recognized a deferred capital obligation and a deferred financing obligation pursuant to the sale of 35% working interest in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant (“Alder Flats Plant”) in 2016.

7.	SHAREHOLDERS’ CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At March 31, 2017, no preferred shares have been issued. All shares issued are fully paid and have no par value.

	March 31, 2017		March 31, 2016
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	246,585,828	$1,068,084	191,963,910	$1,000,100
Share issue costs on equity issue, net of tax effect	-	3	-	-
Balance, end of period	246,585,828	$1,068,087	191,963,910	$1,000,100

8.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation expense (recovery) for the three months ended March 31, 2017 and March 31, 2016:

	For the three months ended March 31
($000s)	2017(1)	2016(2)
Share options expense	$735	$527
Deferred share units expense (recovery)	(313)	(257)
Restricted awards expense (recovery)	73	(10)
Performance awards expense (recovery)	1	(69)
Share-based compensation expense	$496	$191

(1) The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.3 million.

(2) The expense for share options is net of forfeitures of $0.6 million, and capitalization of $0.2 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million. The expense for performance awards is net of adjustments for forfeitures of $0.1 million.

The following table provides a summary of the Company’s share-based compensation liability balances within accounts payable and accrued liabilities:

($000s)	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Liability balance, March 31, 2017	$-	$2,047	$1,151	$751	$3,949
Liability balance, December 31, 2016	$-	$2,360	$1,038	$751	$4,149

Bellatrix Exploration Ltd.	9

a.	Share Option Plan

During the three months ended March 31, 2017, Bellatrix granted nil (March 31, 2016: nil) share options. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the TSX for the three months ended March 31, 2017 was $1.11 (March 31, 2016: $1.48).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2016	$4.64	12,865,099
Cancelled	$8.51	(2,455,000)
Forfeited	$6.67	(100,000)
Balance, March 31, 2017	$3.70	10,310,099

As of March 31, 2017, a total of 24,658,583 common shares were reserved for issuance on exercise of share options, leaving an additional 14,348,484 available for future share option grants.

Share Options Outstanding, March 31, 2017

	Outstanding			Exercisable
Exercise Price	At March 31, 2017	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At March 31, 2017	Exercise Price
$ 1.02 - $ 1.57	2,909,100	$1.02	4.4	294,000	$1.02
$ 1.58 - $ 3.49	1,180,001	$3.28	0.4	1,146,998	$3.30
$ 3.50 - $ 3.74	18,667	$3.70	2.8	7,332	$3.69
$ 3.75 - $ 3.84	3,644,166	$3.75	3.2	1,520,824	$3.75
$ 3.85 - $ 4.06	791,667	$4.04	2.3	574,989	$4.04
$ 4.07 - $ 7.68	588,667	$7.10	1.5	569,665	$7.09
$ 7.69 - $ 9.16	569,165	$8.05	1.8	564,330	$8.04
$ 9.17 - $10.04	608,666	$9.25	2.2	414,646	$9.25
$ 1.02 - $10.04	10,310,099	$3.70	2.9	5,092,784	$4.82

b.	Long-term Incentive Plans

The following table summarizes the Deferred Share Units (“DSU”), Restricted Awards (“RAs”), and Performance Awards (“PAs”) movement for the three months ended March 31, 2017:

	DSUs	RAs	PAs
Balance, December 31, 2016	1,888,341	2,131,625	1,516,676
Granted	99,010	130,900	-
Forfeited	-	(52,003)	-
Balance, March 31, 2017	1,987,351	2,210,522	1,516,676

9.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at March 31, 2017, Bellatrix had approximately $1.49 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $144.1 million that expire in years through 2033.

Bellatrix Exploration Ltd.	10

10.	FINANCE INCOME AND EXPENSES

	Three months ended March 31,
($000s)	2017	2016
Interest on bank debt (1)	$383	$4,271
Interest on Convertible Debentures (2)	1,301	-
Interest on Senior Notes (2)	7,716	7,959
Accretion on decommissioning liabilities (non-cash)	313	428
Finance expense	$9,713	$12,658

(1) Includes interest at a floating rate, for the three months ended March 31, 2017 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.45%.

(2) Includes amortized costs related to the issuance of the Senior Notes and Convertible Debentures (detailed in note 5).

11.	FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended March 31,
($000s)	2017	2016
Realized gain (loss) on foreign exchange	$(2)	$(18)
Unrealized gain (loss) on foreign exchange	2,514	21,536
Unrealized gain (loss) on foreign exchange contracts	(809)	(3,839)
Gain (loss) on foreign exchange	$1,703	$17,679

For the three months ended March 31, 2017, Bellatrix recorded a net foreign exchange gain of $1.7 million (2016: $17.7 million gain). This was due to the impact of the change over the three months ended March 31, 2017, in the value of the Canadian dollar relative to the United States dollar primarily on the Company’s United States dollar denominated Senior Notes ($2.5 million gain), net of the change in the fair value of its United States foreign exchange forward contract ($0.8 million loss).

Bellatrix had the following United States dollar foreign exchange forward purchase contracts outstanding at March 31, 2017:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

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12.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the three months ended March 31, 2017 was based on a net profit of $13.0 million (2016: net profit of $19.3 million).

	Three months ended March 31,
	2017	2016
Basic common shares outstanding	246,585,828	191,963,910
Fully dilutive effect of:
Share options outstanding	10,310,099	11,551,335
Shares issuable on conversion of Convertible Debentures	30,864,200	-
Fully diluted common shares outstanding	287,760,127	203,515,245
Weighted average shares outstanding	246,585,828	191,963,910
Dilutive effect of share options and Convertible Debentures (1)	30,864,200	-
Diluted weighted average shares outstanding	277,450,028	191,963,910

(1) For the three months ended March 31, 2017, a total of 10,310,099 (2016: 11,551,335) share options and nil (2016: nil) shares issuable on conversion of Convertible Debentures were excluded from the calculation as they were anti-dilutive.

13.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

▪	Credit risk
▪	Liquidity risk
▪	Market risk
▪	Foreign exchange risk
▪	Commodity price risk
▪	Interest rate risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Senior Notes, bank debt, Convertible Debentures (liability component), and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, senior notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its 2017 capital program by reinvesting cash flow and drawing on debt. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary. Please refer to note 5 and ‘Liquidity Risk’ below for further discussion.

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The Company monitors its capital structure based on the ratio of total net debt to annualized funds flow from operations (defined below). This ratio is calculated as total net debt, defined as outstanding bank debt, Convertible Debentures (liability component), and Senior Notes, and plus or minus adjusted working capital (defined below), divided by funds flow from operations (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors.

The Company’s capital structure and its calculation of total net debt and the total net debt to funds flow ratio as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Three months ended March 31,
($000s, except where noted)	2017	2016

Shareholders’ equity	877,502	830,662

Bank debt	41,466	358,671
Adjusted working capital deficiency (1)	33,177	43,356
Subtotal	74,643	402,027
Senior Notes (mature on May 15, 2020) (2)	322,845	311,736
Net debt (1)	397,488	713,763
Convertible Debentures (liability component)	37,889	-
Total net debt (1) at period end	435,377	713,763

Debt to funds flow from operations ratio (annualized) (3) (4)
Funds flow from operations (4) (annualized)	59,564	51,504
Net debt (1) to periods funds flow from operations ratio (annualized) (3)	6.7x	13.9x
Total net debt to periods funds flow from operations ratio (annualized) (3)	7.3x	13.9x

Debt to funds flow from operations ratio (trailing) (4)
Funds flow from operations (trailing) (4)	42,932	97,505
Net debt (1) to funds flow from operations ratio (4) (trailing) (5)	9.3x	7.3x
Total net debt (1) to funds flow from operations ratio (4) (trailing) (5)	10.1x	7.3x

(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, Convertible Debentures (liability component), bank debt, and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current portion of bank debt. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.

(2) For the three months ended March 31, 2017, Senior Notes includes unrealized foreign exchange gain of $2.5 million (2016: $21.5 million gain) and does not include an unrealized loss of $0.8 million (2016: $3.8 million loss) on foreign exchange contracts.

(3) For the three months ended March 31, 2017 and 2016, net debt and total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon first quarter funds flow from operations annualized.

(4) Funds flow from operations as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.

(5) Trailing periods funds flow from operations ratio annualized is based upon the twelve month periods ended March 31, 2017 and March 31, 2016.

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As at March 31, 2017, the Company’s ratio of total net debt to annualized funds flow from operations (based on first quarter 2017 funds flow from operations) was 7.3 times. The total net debt to annualized funds flow from operations ratio as at March 31, 2017 decreased from that at March 31, 2016 of 13.9 times primarily due to the decrease in total net debt between the periods. Total net debt at March 31, 2017 was $435.4 million, a decrease of $278.4 million compared to total net debt of $713.8 million at March 31, 2016. The reduction in total net debt reflects a decrease in the bank debt and adjusted working capital deficiency period over period. The decrease of $327.4 million to the bank debt and adjusted working capital deficiency is mainly attributable to several non-core asset dispositions and monetization of facilities, issuance of Convertible Debentures, and issuance of common shares in 2016.

c.	Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $16.7 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.

As at March 31, 2017, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$4,586	$4,851	$9,437
Revenue and other accruals	25,873	63	25,936
Less: Allowance for doubtful accounts	-	(289)	(289)
Total accounts receivable	$30,459	$4,625	$35,084

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at March 31, 2017, and specifically the balances greater than 90 days, a provision of $0.3 million was made.

The carrying amount of accounts receivable and derivative assets represent the maximum credit exposure.

d.	Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 5 and the ability to repay the Credit Facilities.

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The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 5, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Company’s Credit Facilities was $100 million as at March 31, 2017 providing the Company with approximately $58.5 million of available liquidity (excluding outstanding letters of credit) as of such date. The Credit Facilities outline limitations based on percentages of the prior quarter’s sales volumes, which may be hedged through financial commodity price risk management contracts. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates, as outlined in note 5, which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses. Subsequent to the end of the first quarter 2017, Bellatrix completed two separate transactions whereby it monetized its $15 million vendor take back loan receivable and divested its marketable securities for combined net proceeds of approximately $20 million. Bellatrix utilized proceeds from these two transactions to reduce the amount outstanding on its bank credit facilities.

The following are the contractual maturities of liabilities as at March 31, 2017:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$95,194	$95,194	$-	$-	$-
Advances from joint venture partners	879	879	-	-	-
Bank debt – principal (2)	41,466	41,466	-	-	-
Convertible Debentures (liability component)	37,889	-	-	37,889	-
Senior Notes (3)	322,845	-	-	322,845	-
Finance lease obligation	8,055	1,458	1,465	935	4,197
Total	$506,328	$138,997	$1,465	$361,669	$4,197

(1) Includes $0.2 million of accrued interest payable in relation to the Credit Facilities and $10.6 million related to interest on the Senior Notes.

(2) As at March 31, 2017, the maturity date of the Credit Facilities was October 1, 2017. Subsequent to March 31, 2017, Bellatrix entered into an amended and restated syndicated revolving credit facility agreement with an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed.

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

e.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit. The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or three years. See note 11 for the foreign exchange risk management contacts that the Company has entered into at March 31, 2017.

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g.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of thirty months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at March 31, 2017, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	April 1, 2017 to December 31, 2017	115,995 GJ/d	$2.93 CDN	$2.93 CDN	AECO
Natural gas fixed	January 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69 CDN	$2.69 CDN	AECO

Natural gas liquids fixed differential arrangements

Type	Period	Volume	Fixed Differential	Index
Propane	April 1, 2017 to December 31, 2017	1,500 bbl/d	51% of NYMEX WTI	OPIS Conway Propane
Propane	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

h.	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its bank debt which bears a floating rate of interest. As at March 31, 2017, if interest rates had been 1% lower with all other variables held constant, net income for the three months ended March 31, 2017 would have been approximately $0.4 million higher, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

i.	Fair Value

The Company’s financial instruments as at March 31, 2017 include accounts receivable, loan receivable, marketable securities, risk management assets and liabilities, accounts payable and accrued liabilities, advances from joint venture partners, bank debt, Convertible Debentures and Senior Notes. The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The loan receivable was determined to bear interest at a market rate and accordingly the fair market value approximates the carrying value. Marketable securities are fair valued based on the market price at each reporting date, with changes in fair value recognized in profit or loss. The marketable securities are classified as level 1 within the fair value hierarchy.

The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. The impact of netting gross amounts is negligible.

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The risk management assets and liabilities at March 31, 2017 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The risk management contracts are classified as level 2 within the fair value hierarchy.

Bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

($000s)	March 31, 2017	December 31, 2016
Current portion commodity contract asset	$7,151	$-
Commodity contract asset (long term)	8,095	-
Foreign exchange contract asset (long term)	(364)	445
Current portion commodity contract liability	-	(13,936)
Commodity contract liability (long term)	-	(2,646)
Net risk management asset (liability)	$14,882	$(16,137)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in Non-cash Working Capital

	Three months ended March 31,
($000s)	2017	2016
Changes in non-cash working capital items:
Restricted cash	$-	$37
Accounts receivable	4,143	16,104
Deposits and prepaid expenses	(2,910)	(1,521)
Loan receivable	(419)	-
Accounts payable and accrued liabilities	18,039	(6,970)
Advances from joint venture partners	(482)	(8,143)
	$18,371	$(493)
Changes related to:
Operating activities	$(6,031)	$(1,692)
Financing activities	5,841	7,241
Investing activities	18,561	(6,042)
	$18,371	$(493)

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